EXHIBIT 99.4

DATED            24 November 2014

THALASSA HOLDINGS SA

PELAGOS HOLDINGS SA

(as Vendors)

NEWLEAD TANKER ACQUISITIONS INC.

(as Purchaser)

and

NEWLEAD HOLDINGS LTD.

(as NewLead)

ADDENDUM NO. 1

to

SHARE SALE AND PURCHASE AGREEMENT, dated October 16, 2014

1

THIS ADDENDUM NO. 1 (“Addendum No. 1”) is made on 24th November 2014

BETWEEN

(1)	THALASSA HOLDINGS S.A. a company incorporated in Liberia with Registration No. C-109798, whose registered office is at 80 Broad Street, Monrovia, Liberia ("Thalassa");

(2)	PELAGOS HOLDINGS S.A., a company incorporated in Liberia with Registration No. C-112650, whose registered office is at 80 Broad Street, Monrovia, Liberia ("Pelagos" and together with Thalassa, the "Vendors" and each, the "Vendor" );

(3)	NEWLEAD TANKER ACQUISITIONS INC., a company incorporated in the Marshall Islands with Registration No. 72181 whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960 Marshall Islands (the "Purchaser"); and

(3)	NEWLEAD HOLDINGS LTD., a company incorporated in Bermuda with Registration No. EC-36332 whose registered office is at Canon’s Court, 22 Victoria Street, Hamilton, Bermuda ("NewLead"),

each a "Party" and together the "Parties",

is supplemental to the Sale and Purchase Agreement dated October 16th, 2014 (the “SPA”) made between the Parties.

WHEREAS, the SPA was entered into and between the Vendors and the Purchaser and NewLead for the sale and purchase of the registered shares of the Companies (as per the definition provided on the preamble of the SPA reading “[...] each and all of Aeolus Compania Naviera SA, Flegra Compania Naviera S.A, Frourio Compania Naviera S.A., Kastro Compania Naviera SA and Nepheli Marine Company [...]”,) for the Consideration Price of US thirty three million dollars ($33,000,000) (as it has the meaning of clause 5.1 of the SPA).

WHEREAS, pursuant to clause 3 of the SPA certain conditions shall be met in order the first completion (Clause 8) to take place, while the second completion shall take place on the date falling 20 Business Days from the first completion, as the latest is described under clause 9.

WHEREAS, pursuant to the SPA, certain provisions among others with regard to the conduct of business before the first completion, the deferred consideration, the true-up shares, the first and second completion have been projected and agreed between the parties.

2

NOW IT IS HEREBY AGREED AS FOLLOWS:

1)	From the above mentioned Vendors, Pelagos wishes and Thalassa, the Purchaser and NewLead accept, to exit the SPA and consequently not to sell any of the shares she holds in the companies “Frourio Compania Naviera S.A.” and “Flegra Compania Naviera S.A.” which, for the purpose of the SPA, will remain at her ownership. Consequently, the two vessels owned each by the above mentioned companies, namely MT “IOLI” and MT “KATERINA L” respectively, are not part of the SPA. As a result the term Parties to the SPA, as defined in the SPA document, are amended to include Thalassa, the Purchaser and NewLead. Moreover, when the SPA refers to the Vendors it shall be considered as to refer only to THALASSA HONDINGS S.A., when it refers to Companies it shall be considered as to refer to “Aeolus Compania Naviera S.A.”, “Kastro Compania Naviera S.A.” and “Nepheli Marine Company”, when it refers to vessels it shall be considered as to refer to MT “CAPTAIN NIKOLAS I”, MT “NEPHELI” and MT “SOFIA” and when it referrers to Mortgagee Banks is shall be considered to refer to Natixis Bank as mortgagee bank in respect of each of MT “CAPTAIN NIKOLAS I”, MT “NEPHELI” and MT “SOFIA”. In connection to this, every reference made to “PELAGOS HOLDINGS S.A.”, “Frourio Compania Naviera S.A.”, “Flegra Compania Naviera S.A.”, MT “IOLI” and MT “KATERINA L” is void and shall not be taken into account.

2)	The parties jointly agree to reduce the Consideration Price to US twenty one million dollars (21,000,000.00), the First Completion Amount to US three million one hundred eighty thousand dollars (3,180,000.00) and the Second Completion Amount to US two million four hundred and ten thousand dollars (2,410,000.00).

3)	The definition "Accrued Liabilities" of the SPA is amended in its entirety and read below: “"Accrued Liabilities" means the total amount of liabilities in respect of any of the Companies and/or any of the Vessels accrued on or before the date of First Completion and as such amount may be determined by the Purchaser”;

4)	Whenever within the SPA reference is made to liabilities there is no intention by any of the Parties for the term to include any kind of intercompany liabilities between any of the Companies (as per the definition provided in the SPA) and/or the Vendors and/or the ship management company “Harmonia Shipping Management Inc.”. Further to this, any existed intercompany liabilities dated on or after the date of the first completion are eliminated and written off, so as no liability is by any means transferred to the Purchaser and/or NewLead.

5)	On Schedule 2 of the SPA, clause 33.5 is amended in its entirety and read as follows: “That each of the Vendors acknowledge and agree that the Consideration Shares will be endorsed with the following legend in accordance with Rule 144 A of the Securities Act:
3

"THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144A PROMULGATED UNDER THE SECURITIES ACT. SUCH SHARES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF RULE 144A, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT."”

6)	With regard to the second of the Conditions of the SPA [clause 3.1 (b)] the Purchaser and NewLead decide to accept the fulfillment of this condition after received an email (informal) confirmation by the Mortgagee Bank Natixis related to the loan described under the clause 1 of Schedule 4 of the SPA, subject to a formal confirmation in writing to follow. In particular, the Mortgagee Bank has informally approved and consent to the arrangements described in the SPA. The Parties jointly agree that in the event that, for any reason, the Mortgagee Bank Natixis will not formally in writing provide her approval and consent to the agreement as it is described in the SPA to a form acceptable by the Purchaser and NewLead as per clause 3.1 (b), both the SPA and the Addendum No. 1 will terminate and cease to have effect immediately after that time on that date. In such case clauses 3.4 and 3.5 shall take effect.

7)	All other terms and conditions of the SPA shall remain in full force and effect.

IN WITNESS whereof the parties have executed this Addendum

THE VENDORS

EXECUTED by	)
/s/ Nikolaos Daoulis Remandas	)
/s/ Dimitrios Remandas	)
its Directors	)
for and on behalf of	)
THALASSA HOLDINGS SA	)

4

EXECUTED by	)
/s/ Nikolaos Daoulis Remandas	)
/s/ Dimitrios Remandas	)
its Directors	)
for and on behalf of	)
PELAGOS HOLDINGS SA	)

THE PURCHASER

EXECUTED by	)
/s/ Michail S. Zolotas	)
its Director	)
for and on behalf of	)
NEWLEAD TANKER	)
ACQUISITIONS INC.	)

NEWLEAD

EXECUTED by	)
/s/ Michail S. Zolotas	)
its CEO	)
for and on behalf of	)
NEWLEAD HOLDINGS LTD.	)

5